SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 19 June 2013

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                                                                                                       June 19 2013

Gavin Patterson to be appointed chief executive of BT Group

BT announces today that Gavin Patterson will succeed Ian Livingston as chief executive of BT Group plc.

Ian has agreed to take up a role in government as Minister of State for Trade and Investment. He will continue as chief executive of BT until he steps down from his post and from BT's Board in September

Gavin Patterson has served as chief executive of BT Retail and as a BT Board member since 2008, having joined the company as a senior executive four years prior to that. He will take over as chief executive of BT Group in September.

Sir Michael Rake, Chairman of BT, said:
"Ian has done a tremendous job in transforming BT. His decision to accept a government post demonstrates the sense of public service which many of us know to be characteristic. He leaves behind him a very capable team, one which will take forward the strategy that has served BT well and which lays out the path to further success.

"We have a fitting and experienced successor in Gavin Patterson. He has a detailed knowledge of all parts of our business and a track record of success. He was closely involved in creating our strategy and is the right person to take it forward. BT will make yet further progress under his leadership."

Gavin Patterson said:
"It is a privilege to have been offered the position of chief executive of BT Group, and I am delighted to accept.

"The company is in a strong place. We have great opportunities ahead and are well placed to take advantage of them, in the UK and internationally. We have the people, the technology and the plans we need to build on our current successes. I look forward to leading a dynamic team to ensure we do just that."

Ian Livingston said:
'I am honoured to have been asked by the Prime Minister to take on the role of Minister for Trade and Investment, with a remit of helping the growth of British companies and the country's future economic success.

"It has been an incredibly hard decision to leave BT at such an exciting time.  However, the opportunities ahead and the strength of the management team that Gavin will lead mean that the company is in a great position.

"I am immensely proud to have led this company over the last five years. We have made huge progress over the last few years but I know there is still so much more that BT can and will do."

Ian will join the House of Lords prior to taking up his front-bench government post in December.

An announcement about the specific September date on which Ian will hand over the BT chief executive's post to Gavin will follow in due course.

Biography of Gavin Patterson

Gavin Patterson, 45, became Chief Executive of BT Retail in May 2008 and joined the BT Group plc board a month later. He will succeed Ian Livingston as chief executive of BT Group in September.

Gavin joined BT in January 2004 as managing director of its consumer division. He previously spent four years at Telewest (which later merged with NTL to become Virgin Media), including as managing director of its consumer division. Before entering the communications sector, he spent nine years at Procter and Gamble, rising to become European marketing director.

As well as leading BT's retail division, Gavin oversees corporate responsibility programmes for BT Group and represents the company on the CBI's Climate Change Board. He has served as President of the Advertising Association since June 2011, is a non-executive director of British Airways and a Trustee of the British Museum. He also sits on the advisory board of the Cambridge Judge Business School.

Gavin graduated from Cambridge University with a degree in chemical engineering and is married with four children.

Enquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.bt.com/newscentre

About BT

BT is one of the world's leading providers of communications services and solutions, serving customers in more than 170 countries.  Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services.  BT consists principally of four lines of business: BT Global Services, BT Retail, BT Wholesale and Openreach.

In the year ended 31 March 2013, BT Group's revenue was £18,017m with profit before taxation of £2,501m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group.  BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 19 June 2013